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Exhibit 99

Letter of Arthur Andersen LLP Representation

To the Securities and Exchange Commission:

The Company has received a letter from Arthur Andersen LLP, dated March 29, 2002, representing that the audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen LLP personnel working on the audit and availability of national office consultation. The letter also noted that availability of personnel at foreign affiliates of Arthur Andersen LLP was not relevant to the Company's audit.


BY: /S/ EDWIN THARP

Edwin Tharp
CFO and COO